Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.333-123043 on Form S-8 of our reports dated June 11, 2019 relating to the consolidated financial statements of Wipro Limited and its subsidiaries (the “Company” or ”Wipro Limited”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers), and the effectiveness of Wipro Limited’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Wipro Limited for the year ended March 31, 2019.

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

June 11, 2019